Exhibit 99.1

Auryn Options Key Concessions at Sombrero

Vancouver, British Columbia – December 19, 2018 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce that it has entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) to option three important mineral concessions located within the Company’s Sombrero project located in Southern Peru.

The option takes the form of a mining assignment agreement combined with a framework agreement, trust agreement, shareholders’ agreement and a corporate guarantee (the “Option” or the “Agreements”). In the event that the Option is exercised, an 80% (Auyrn) : 20% (Aceros) joint venture would be formed combining the 520 hectare Aceros concessions plus 4,600 hectares of Auryn’s 120,000 hectare Sombrero land position (Figure 1). The Aceros concessions are considered important to create a cohesive land position over key target areas as Auryn’s technical team advances the Sombrero Main area towards its initial drill program in 2019.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are pleased to welcome Aceros Arequipa’s involvement in our Sombrero Main project. Not only will these concessions help us to further consolidate the district into a comprehensive land package, their knowledge of the project and relationships with the local communities will be great assets as we move forward.

“Sombrero is becoming one of the most impressive projects that we are aware of, with several discovery opportunities. The abundance of mineralization sampled on surface, coincident with large chargeability and magnetic targets, as well as the grades of both copper and gold mineralization are remarkable.

“We are well underway with the permitting process and are looking forward to a maiden drill program, which we anticipate in Q2 of 2019.”

About the Aceros Concessions:

The Aceros Concessions are comprised of two distinct blocks. El Fierrazo RV (200 hectares) is located on the eastern edge of Sombrero Main and Aceros HS 1 and Aceros HS 2 (320 hectares) are located on the northern edge of Sombrero Main (Figure 1). These concessions are characterized by localized magnetite bodies identified from surface and through magnetics.

Figure 1:

Sombrero Project: Aceros Concessions

Sombrero North
Sombrero South
Legend
N
5 km
Joint venture area
Aceros Concessions

Terms of the Agreements:

Under the terms of certain definitive agreements with Aceros, Auryn, through its wholly owned Peruvian subsidiary, Sombrero Minerales SAC (“SomMin”), will initially option the three concessions from Aceros through mining assignment and lease agreements using an internationally recognized bank trustee. Under these agreements, SomMin has a right to form an 80:20 corporate joint venture after completing a series of cash payments, work commitments and technical studies, which confirm certain minimum relative values of the two concession groups as detailed below.

Option Terms:

Due Date	Cash Payment made to Aceros (US$)	Work Commitments within the Aceros Concessions
Upon execution of Definitive Agreement	$140,000	-
Within 12 months from Definitive Agreement	$60,000	$150,000
Within 24 months from Definitive Agreement	$250,000	$500,000
Within 36 months from Definitive Agreement	$350,000	$1,500,000
Within 48 months from Definitive Agreement	-	$3,000,000
Total	$800,000	$5,150,000

If the Option is exercised, SomMin will hire an independent engineer to complete two preliminary economic scoping studies (PEAs) over a period of two years. These PEAs will be a study of the existing magnetite deposits and of any identified non-ferrous (including Cu, Au, Ag, Mo) mineralization, respectively. If it can be shown that the net present value (NPV) of any non-ferrous deposit located within Sombrero Main or the Aceros Concessions is greater than five times the NPV of the existing magnetite deposits within the Aceros Concessions then the Option is considered fulfilled and an 80:20 (SomMin:Aceros) corporate joint venture will be established using a newly-formed, jointly-owned Peruvian corporation.

In the event SomMin is unable to show that the net present value (NPV) of any non-ferrous deposit is greater than five times the NPV of the existing magnetite deposits, then it can attain an extension of up to three years if an NPV of at least $100 million was shown and SomMin must pay Aceros an additional $2 million for each year of extension.

Once the joint venture is established, it will be governed by a customary shareholders’ agreement with specific provisions allowing for the dilution of non-contributing parties and drag-along and first refusal rights.

Formation of the joint venture also requires that SomMin first exercise its existing option rights with Alturas Minerales SAC to acquire a 100% interest in the underlying Sombrero concessions. No securities of Auryn are involved in the transaction but Auryn will provide a customary parent company guarantee of SomMin’s obligations to Aceros.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please go to www.aurynresources.com or contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technologically driven junior mining exploration company focused on delivering shareholder value through acquisition and development of premier gold projects. The Company’s management team is highly experienced with an impressive track record of success. It has assembled an extensive technical team as well as a quality gold exploration portfolio. Auryn is currently focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About the Sombrero Project

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

No stock exchange or securities regulatory authority has reviewed or accepts any responsibility for the adequacy or accuracy of this release.

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